Exhibit 99.1
Medigus Appoints Gilad Mamlok As New CFO

OMER, Israel, July 20, 2015 – Medigus Ltd. (Nasdaq: MDGS) (TASE: MDGS), a medical device company developing minimally invasive endosurgical tools and direct visualization technologies, announced that it has appointed Gilad Mamlok as Chief Financial Officer effective August 1st, 2015.
Mr. Mamlok brings over two decades of financial management and business development experience to his new role at Medigus. He previously was at the helm of corporate financial planning, including leading mergers and acquisitions, investor relations and corporate governance, for several public and private medical device and technology companies located in Israel and the United States. Most recently, Mr. Mamlok served as Vice President of Finance at Covidien plc, following its acquisition of Given Imaging, where he was Senior Vice President, Global Finance and Accounting since 2005.

“Medigus is delighted to welcome Gilad to our executive team, as our organization will benefit from his vast experience in global financial strategy and management,” said Chris Rowland, Chief Executive Officer of Medigus. “In his prior roles, Gilad has proven himself as a key member of leadership teams – driving finance, mergers and acquisitions, strategic deal making and business development. His extensive experience will provide critical support for the advancement of Medigus as a global commercial organization.”

“I am excited to join the leadership team of this dynamic company, which I believe is poised for significant growth reflecting demand for its innovative gastrointestinal and microvisual technology products,” said Mr. Mamlok. “I look forward to helping Medigus maximize shareholder value and realize its commercial potential.”

Mr. Oded Yatzkan, the Company’s long-time CFO, is assuming the newly-created position of Vice President, Director of Finance & Accounting, and will assist Mr. Mamlok in the transition, as well as focus on the Company’s controllership, treasury reporting and economic strategy.

About Medigus
Medigus is a medical device company specializing in developing minimally invasive endosurgical tools and highly innovative imaging solutions. Medigus is a pioneer developer of a unique proprietary endoscopic device, the MUSE™ system, to treat gastroesophageal reflux disease (GERD), one of the most common chronic diseases in the western world. As an expert in micro-endoscopic devices, Medigus has developed a range of micro CMOS (complementary metal-oxide semiconductor) and CCD (charge-coupled device) video cameras, including micro ScoutCam™ 1.2, which the company believes is the smallest in the world. These innovative cameras are suitable for both medical and industrial applications. The MUSE system incorporates Medigus’ revolutionary micro ScoutCam technology. Based on its proprietary technologies, Medigus designs and manufactures endoscopy and micro camera systems for partner companies, including major players in the medical and industrial fields. The company is committed to providing integrated solutions to meet all of its customer's imaging needs. Medigus is traded on the Nasdaq Capital Market and the TASE (Tel-Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com or www.microscoutcam.com.

Cautionary Statement Regarding Forward-Looking Statements
This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words.  By their nature, Forward-Looking Statements involve uncertainties which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Among the factors which may cause the actual results to differ from the Forward-Looking Statements are changes in the target market and the introduction of competitive products, regulatory, legislative and policy changes, and clinical results. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

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MEDIA CONTACT:
Chantal Beaudry / Carrie Yamond
Lazar Partners Ltd.
212-867-1762
cbeaudry@lazarpartners.com
cyamond@lazarpartners.com

INVESTOR RELATIONS:
Miri Segal-Scharia
Hayden/ MS-IR LLC
917-607-8654
msegal@ms-ir.com